Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES TO HOLD CONFERENCE

CALL & WEBCAST OF 2015 FIRST QUARTER FINANCIAL RESULTS

TUESDAY, APRIL 21, 2015 AT 9:00 AM (ET)

TORONTO, MARCH 23, 2015 — Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that its 2015 first quarter financial results will be released after the market close on Monday, April 20, 2015. Analysts, investors and other interested parties are invited to participate in the company’s live conference call and webcast on Tuesday, April 21, 2015, at 9:00 AM (ET) to discuss with members of senior management the company’s results and current business initiatives. Both the press release and the supplemental information package will be available on the website at www.brookfieldcanadareit.com.

Live audio of the call will be available via webcast at www.brookfieldcanadareit.com. A replay of the webcast will be archived 24 hours after the end of the conference call and can be accessed for 90 days.

You may also participate by dialing into the live conference call toll free at 888-428-9473 or toll at 719-325-2315, passcode: 7275899. To ensure your participation, please call five minutes prior to the scheduled start of the call. The call will be archived for 30 days and can be accessed by dialing toll free at 888-203-1112 or toll at 719-457-0820, passcode: 7275899.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 27 premier office properties totaling 20.4 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites of 980,000 square feet and 1.4 million square feet in Toronto and Calgary, respectively. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

(416) 359-8593; matthew.cherry@brookfield.com